Exhibit 99.1

BAYTEX ANNOUNCES BOARD APPOINTMENT

CALGARY, ALBERTA (February 8, 2023) – Baytex Energy Corp. (TSX:BTE) (“Baytex”) announces the appointment of Angela Lekatsas as a director of Baytex.

“We are very pleased that Angela has joined the Baytex board. Her extensive business knowledge across multiple industries, strategic perspective and financial expertise will serve the board and Baytex well in the years ahead,” commented Mark Bly, Chairman of Baytex.

Ms. Lekatsas is the former President and CEO of Cervus Equipment Corporation (2019 to 2021), a TSX listed company providing equipment solutions in agriculture, transportation and industrial sectors across Canada, Australia and New Zealand. Prior to her appointment as CEO, Ms. Lekatsas served as an independent member of the Board of Directors of Cervus, including Chair of Audit Committee and member of Human Resources and Compensation Committee beginning in 2014. For the period 2003 to 2018, Ms. Lekatsas served as a senior executive with Nutrien (TSX and NYSE listed) and its predecessor company Agrium, where she held numerous executive roles as a Vice President, including M&A, Integration, Operations Leader, Treasurer, Controller and Chief Risk Officer. Prior to Nutrien, she spent 16 years as a Chartered Professional Accountant, specializing in financial institutions, large transaction and cross border listed companies. Ms. Lekatsas currently serves as non-executive Chair of HGS Bioscience, a private company that manufactures agricultural products. Ms. Lekatsas has a Bachelor of Commerce Degree from the University of Saskatchewan and is a Chartered Professional Accountant. She also holds the ICD.D designation from the Institute of Corporate Directors. Ms. Lekatsas has been active professionally serving as an elected Board member of the Institute of Chartered Accountants of Manitoba, Professional Conduct Committee, Financial Institutions Committee, and guest lecturer.

Baytex has an ongoing board renewal process led by its Nominating and Governance Committee. Throughout this renewal process, our intent has been to create an efficient and independent board with complementary skill sets suited to our business.

As part of this renewal process, Gregory Melchin has decided to not stand for election as a director at our 2023 Annual Meeting of Shareholders. Mr. Melchin has been an instrumental member of our board of directors for fifteen years and currently serves as a member of our Audit and Nominating and Governance committees. Mr. Melchin’s hard work, dedication and thoughtful guidance for the benefit of all stakeholders is greatly appreciated.

Baytex Energy Corp.

Baytex Energy Corp. is an energy company based in Calgary, Alberta. The company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Eagle Ford in the United States. Baytex’s common shares trade on the Toronto Stock Exchange under the symbol BTE.

For further information about Baytex, please visit our website at www.baytexenergy.com or contact:

Brian Ector, Vice President, Capital Markets

Toll Free Number: 1-800-524-5521
Email: investor@baytexenergy.com